                                                                      EXHIBIT 99

 CROWN MEDIA SIGNS NEW AGREEMENT WITH DIRECTV, INC. INCREASING HALLMARK CHANNEL
                  U.S. DISTRIBUTION TO 40 MILLION SUBSCRIBERS


GREENWOOD VILLAGE, Colo. & EL SEGUNDO, Calif.--Aug. 21, 2001--Crown Media Holdings, Inc. ("Crown Media" or the "Company") and DIRECTV, Inc. today announced that they have entered into a strategic relationship under which the Hallmark Channel U.S. will be repositioned to DIRECTV's TOTAL CHOICE(R) Package.

With this repositioning, the total distribution of the Hallmark Channel in the United States will be expanded to approximately 40 million subscribers by the end of September, 2001. In addition to this agreement for expanded distribution, the two companies will explore the distribution of additional programming services, new interactive broadband applications and pay-per-view distribution of programs from the film assets to be acquired by Crown Media and additional programs of Hallmark Entertainment. As part of this relationship, DIRECTV will receive approximately 5.4 million shares of Crown Media Class A Common Stock, representing 4.7% of the fully diluted equity of Crown Media after closing of the pending films transaction with Hallmark Entertainment Distribution. Margaret Loesch, President and CEO of Crown Media United States, LLC, commented, "This agreement provides the Hallmark Channel U.S. with an increased level of coverage across the country, expanding our distribution to approximately 40 million subscribers. With the additional exposure to viewers, we hope to further increase the ratings for our valued programming. And the combination of increased distribution and increased ratings should help us attract an even greater number of the leading advertisers to the channel."

As part of the collaboration between DIRECTV and Crown Media, DIRECTV will work with Crown Media and Hallmark Entertainment, Inc., to explore the feasibility of the pay-per-view distribution of longform titles, as well as the development of new interactive applications, including an application known as "V Greetings." Discussions will also be held with Binney & Smith to explore possible opportunities involving the Crayola brand. Binney & Smith is owned by Hallmark Cards, Inc. "We have stated on numerous occasions that the success of our business is dependent on our efforts in three strategic areas - brand, content and distribution," stated David Evans, President and CEO of Crown Media Holdings. "On the brand and content front, we've successfully completed the global rebranding of the Hallmark Channel and are in the process of finalizing the acquisition of over 700 titles from the award-winning Hallmark Entertainment library. Now with this agreement, we are able to advance our goals on the distribution front, putting the Hallmark Channel U.S. on par with some of the most recognized networks on television today. With a recognized brand name, high-quality programming and a growing audience, we are poised to become a leader in the television programming industry and are pleased to add DIRECTV to the impressive list of strategic partners with whom Crown Media is fortunate to be allied."

"DIRECTV customers will benefit from the added value and enhancements that the Hallmark Channel delivers to its network," said Roxanne Austin, President and Chief Operating Officer, DIRECTV, Inc. "Our customers have come to expect compelling programming that enhances their viewing experience. We look forward to expanding our relationship with a respected leader in the programming community that provides innovative, quality entertainment to our customers."

Crown Media has filed a Current Report on Form 8-K with the SEC containing additional information regarding this transaction.

About DIRECTV Inc.

DIRECTV is the nation's leading digital satellite television service provider with more than 10 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, and satellite and wireless systems and services. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock. Visit DIRECTV on the World Wide Web at DIRECTV.com.

About Crown Media Holdings, Inc.

Crown Media Holdings, Inc. owns and operates pay television channels dedicated to high quality, broad appeal, entertainment programming. The company currently operates and distributes the Hallmark Channel in the U.S. and the Hallmark Channel in more than 100 international markets. The combined channels have more than 73 million subscribers worldwide. Significant investors in Crown Media Holdings include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., DIRECTV, Inc., VISN Management Corp., a for-profit subsidiary of the National Interfaith Cable Coalition, and J.P. Morgan Partners (BHCA), L.P.

Forward-looking Statements

Statements contained in this press release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: competition for distribution of channels, viewers, advertisers, and the acquisition of programming; fluctuations in the availability of programming; fluctuations in demand for the programming Crown Media airs on its channels; and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Risk Factors stated in the Company's 10-K Report for the year ended December 31, 2000 and 10-Q Report for the quarter ended June 30, 2001. Crown Media Holdings is not undertaking any obligation to release publicly any updates to any forward looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Contact Information:
For Crown Media
Investor Relations:
Lippert/Heilshorn & Associates
Mary Ellen Adipietro, 212/838-3777, madipietro@lhai.com
Karen Pisciotta, 212/838-3777, kpisciotta@lhai.com or
Media:
The Lippin Group/LA
Les Eisner, 323/965-1990, leisner@lippingroup.com
The Lippin Group/NY
Don Ciaramella, 212/986-7080, don@lippingroup.com or
Lippert/Heilshorn & Associates
Elissa Grabowski, 212/838-3777, egrabowski@lhai.com or
The Hallmark Channel
Mark Kern, 818/755-2626, MarkKern@hallmarkchannel.com or
DIRECTV, Inc.
Gina Magee, 310/726-4654

   MARGARET LOESCH TO LEAVE POSITION AS PRESIDENT AND CEO, CROWN MEDIA UNITED
                       STATES; LANA CORBI TO ASSUME POST

STUDIO CITY, Calif.--Sept. 25, 2001--Margaret Loesch, founding President and Chief Executive Officer of Crown Media United States, LLC, the operator of its U.S. Hallmark Channel, will be departing the company next month at the conclusion of her contract, it was announced jointly by David J. Evans, President and Chief Executive Officer of parent company, Crown Media Holdings, Inc. CRWN and Ms. Loesch.

Mr. Evans further disclosed that Lana E. Corbi, currently Chief Operating Officer of Crown Media Holdings and a prominent television executive, would become the new President and Chief Executive Officer of Crown Media United States, LLC.

"Margaret has made significant contributions to the Hallmark Channel resulting in a very successful network. As a result of these contributions, the channel enjoys a solid foundation and strong prospects for continued future growth. I know Margaret will do well in whatever she decides for the future," Mr. Evans stated.

He added, "I have enjoyed a long and productive professional relationship with Lana and have every confidence based on her wealth of experience and skills that she will effectively lead Hallmark Channel in the years ahead."

Ms. Loesch noted, "It has been a remarkable and rewarding experience to have been a part of building our U.S. Hallmark Channel. What we believed in and started in 1998 remains even truer today -- there's a yearning by viewers for high quality, family-friendly, adult-targeted entertainment. We have created a network that fills that need and the public, advertisers, system operators and satellite providers are supporting us."

She added, "I'm very proud of the many accomplishments made by the team that I've helped build. But, while the experience has been exciting, it has also been all-consuming personally and professionally. As I near the end of my contract, it seems like an ideal time to take a much-needed break and put some focus on my family, and then begin to pursue my other career goals."

Prior to assuming her current post, Ms. Loesch had been president and chief executive officer of Odyssey Holdings since November 1998. Recently, she oversaw the successful August 5th re-branding of Hallmark Channel from Odyssey Network and helped to build a significant growth of ratings and distribution for the channel.

Ms. Corbi has been Chief Operating Officer of Crown Media Holdings since June 2000. Prior to that, she served as Chief Operating Officer of Odyssey Holdings from April 1999. She was President, Network Distribution, of Fox Broadcasting Company from May 1997 until April 1999. Before that, Ms. Corbi was Executive Vice President, Network Distribution, of Fox Broadcasting Company from May 1996 until May 1997 and was President and Chief Operating Officer of Blackstar, LLC from September 1995 until May 1996. Ms. Corbi also served as Senior Vice President, Network Distribution, for Fox Broadcasting Company from October 1994 until September 1995.

Ms. Loesch, a multiple Emmy Award-winning producer and a Peabody Award winner, was President of the Jim Henson Television Group from February 1998 to November 1998. As President of Jim Henson Television, Ms. Loesch was involved with developing the agreement in which Hallmark Entertainment and the Jim Henson Company partnered with the National Interfaith Cable Coalition in what was then the Odyssey Channel, a faith-and-values program service. The deal was finalized in November 1998.

Subsequently, in less than eighteen weeks Ms. Loesch oversaw the relocation of the channel's headquarters from New York to Los Angeles, established a Chicago Sales office, relocated the New York offices, built a new employee infrastructure and established a West Coast feed for the previously single-feed channel. The channel's program lineup was overhauled to appeal to a younger, broader audience in April 1999.

The network transitioned through further significant ownership and format changes, throughout which she also implemented an aggressive slate of original movies, miniseries and series and directed program acquisition efforts as the network further evolved into the new Hallmark Channel.

From the initial re-launch in 1999 through the re-branding to Hallmark Channel, the network has made significant ratings gains while at the same time dramatically transforming its viewing audience to a much younger demographic with considerable increases among Adults 18-54. As a result, Hallmark Channel saw significant growth in the recent upfront advertising market.

Moreover, under Ms. Loesch's watch the channel has entered into distribution agreements that by the end of September will have increased the network's full-time subscriber base by nearly 50% since December 2000. Chief among the agreements are Hallmark Channel's recent DIRECTV deal, Time Warner Cable, AT&T Broadband, Adelphia Communications and Charter Communications.

During her tenure with Hallmark Channel, Ms. Loesch was three-times named among CableFax Daily's "100 Most Influential People in Cable" and was honored with a Lifetime Achievement Award by Women in Cable and Telecommunications. She also received the prestigious "Chair Award" from the Caucus for Television Producers Writers and Directors.

Ms. Loesch joined The Jim Henson Television Group after serving as the founding President and CEO as well as the architect of Fox Kids Networks Worldwide, which included Fox Children's Network (FOX Kids) in the U.S., from which she resigned as Vice Chairman in November 1997. She also was instrumental in the development of Fox Kids Latin America, Fox Kids Australia and Fox Kids United Kingdom. She joined FOX from Marvel Productions Ltd. where she had been President and Chief Executive Officer since 1984. Prior to that, she was Executive Vice President for Hanna-Barbera Productions, which she joined in 1979 as Vice President for Children's Programming. Previously, she held positions in programming and production at NBC and ABC in Los Angeles, where she began her television career in 1971.

Crown Media Holdings, Inc. CRWN owns and operates pay television channels dedicated to high quality, broad appeal entertainment programming. The company currently operates and distributes two cable channels: Hallmark Channel in the U.S. and Hallmark Channel in more than 100 international markets. The combined channels have almost 80 million subscribers worldwide. Significant investors in Crown Media Holdings include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., DIRECTV, Inc., VISN Management Corp., a for-profit subsidiary of the National Interfaith Cable Coalition, and J.P. Morgan Partners (BHCA), L.P.

Hallmark Channel is a 24-hour television network that provides high-quality, broad-appeal, entertainment programming to a national audience that is expected to reach nearly 40 million subscribers by the end of September. The program service is distributed in the United States through 1,700 cable systems, DIRECTV (Channel 312) and EchoStar (DISH Channel 185) direct-to-home satellite services and C-Band dish owners across the country. -HALLMARK CHANNEL-

Contact Information:
For additional information at The Hallmark Channel:
The Hallmark Channel
Mark J. Kern, 818/755-2626
MarkKern@hallmarkchannel.com
or
For additional information at Crown Media:
The Lippin Group/LA
Les Eisner, 323/965-1990
leisner@lippingroup.com
or
For Crown Media Investor Relations:
Lippert-Heilshorn & Associates
Mary Ellen Adipietro, 212/838-3777
mary@lhai.com

     CROWN MEDIA COMPLETES ACQUISITION OF HALLMARK ENTERTAINMENT FILM ASSETS

         COMPANY SECURES FIVE-YEAR $285 MILLION SECURED CREDIT FACILITY


GREENWOOD VILLAGE, Colo.--(BUSINESS WIRE)--Oct. 1, 2001--Crown Media Holdings, Inc. (Nasdaq: CRWN - news) today announced that it has completed the acquisition of approximately 700 film titles, representing over 3,000 hours of programming, from the film library of Hallmark Entertainment Distribution, LLC, ("HED") a wholly-owned subsidiary of Hallmark Entertainment, Inc. ("HEI").

The titles acquired include such highly rated television movies and mini-series as Alice In Wonderland, Merlin, Gulliver's Travels, the Temptations, Noah's Ark, Cleopatra, Arabian Nights and Lonesome Dove. Other examples of titles included in the transaction are rights to Laurel and Hardy and Our Gang movies from the Hal Roach library and to many children's and young adult's titles from the Kushner-Locke library, such as the Josh Kirby series.

Under the terms of the agreement, Crown Media has assumed $220 million of HEI debt and payables, and issued approximately 33.7 million shares of its Class A common stock at a stock price of $17.78, for a total purchase price of approximately $820 million. The stock price was determined using the average of the closing prices from November 6, 2000 (the date Crown Media announced it was contemplating the transaction) to September 27, 2001 (the day prior to closing) as provided in the terms of the acquisition. Of the shares issued in the transaction, 425,000 shares were issued in escrow and will be returned to Crown Media if a previously announced, proposed settlement of a shareholder lawsuit relating to the transaction becomes final.

David Evans, President and CEO of Crown Media Holdings, commented, "This transaction marks an important milestone in the development of Crown Media and our goal of owning a significant portion of the content we air on the Hallmark Channel. After many months of planning, we can now begin to leverage this vast library of high-quality, family-focused content across a number of areas in our business. And with the additional revenues and reduced programming expenses that result, we expect to accelerate our progress to EBITDA break even. Taken together, this translates into significant value for Crown Media and our shareholders in the long-term."

The Crown Media Board appointed a Committee of independent directors to consider, evaluate and negotiate this transaction. The Committee consisted of five directors independent of HEI. The Committee engaged Salomon Smith Barney as its financial adviser to assist with the transaction.

With the completion of this transaction, Hallmark Cards, HEI and HED now own approximately 70 million shares of Crown Media (excluding the 425,000 shares held in escrow), or approximately 67% of the shares outstanding, which control approximately 91% of the voting power.

In connection with completing the acquisition of the film assets, Crown Media entered into a credit agreement with a syndicate of banks, led by The Chase Manhattan Bank, under which the banks have extended to Crown Media a five-year $285 million secured credit facility. The loan is guaranteed by Crown Media's subsidiaries and is secured by all assets of Crown Media and its subsidiaries. A portion of the borrowings under the credit facility have been used to pay $120 million of debt assumed as part of the consideration for acquiring the film assets and to repay $84 million outstanding under a $150 million line of credit provided by a subsidiary a Hallmark Cards, Inc. The remaining balance of the credit facility is available for general working capital purposes.

Upon repayment of the outstanding borrowings under the Company's existing $150 million line of credit, a subsidiary of Hallmark Cards, Inc. has agreed to provide a new $150 million line of credit to Crown Media, with a final maturity no later than five years. This line of credit is subordinate to the bank facility, and its availability will be reduced dollar for dollar in an amount equal to additional equity capital raised by Crown Media.

About Hallmark Entertainment, Inc.

Hallmark Entertainment is one of the world's leading producers and distributors of mini-series and television movies. It is a subsidiary of Hallmark Cards, Inc.

About Hallmark Cards, Inc.

With annual revenues of $4.3 billion, Hallmark is known throughout the world for its greeting cards and related personal expression products. The company's Hallmark Entertainment, Inc. subsidiary is the world's leading producer of movies and mini-series for television; its Binney & Smith subsidiary, maker of Crayola crayons, is the leading producer of art materials for children and students.

About Crown Media Holdings, Inc.

Crown Media Holdings, Inc. owns and operates pay television channels dedicated to high quality, broad appeal, entertainment programming. The company currently operates and distributes the Hallmark Channel in the U.S. and the Hallmark Channel in more than 100 international markets. The combined channels have more than 73 million subscribers worldwide. Significant investors in Crown Media Holdings include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., DIRECTV, Inc., VISN Management Corp., a for-profit subsidiary of the National Interfaith Cable Coalition, and J.P. Morgan Partners
(BHCA), L.P.

Forward-looking Statements

Statements contained in this press release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: competition for distribution of channels, viewers, advertisers, and the acquisition of programming; fluctuations in the availability of programming; fluctuations in demand for the programming Crown Media airs on its channels; and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Risk Factors stated in the Company's 10-K Report for the year ended December 31, 2000 and 10-Q Report for the quarter ended June 30, 2001. Crown Media Holdings is not undertaking any obligation to release publicly any updates to any forward looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.


Contact:

     For additional information at Crown Media:
     Investor Relations:
     Lippert/Heilshorn & Associates
     Mary Ellen Adipietro, 212/838-3777
     madipietro@lhai.com
     Karen Pisciotta, 212/838-3777
     kpisciotta@lhai.com
          or
     Media:
     The Lippin Group/LA
     Les Eisner, 323/965-1990
     leisner@lippingroup.com
          or
     Lippert/Heilshorn & Associates
     Elissa Grabowski, 212/838-3777
     egrabowski@lhai.com
          or
     For additional information at Hallmark Cards:
     Hallmark Cards
     Steve Doyal, 816/274-4314
     sdoyal2@hallmark.com
     Julie O'Dell, 816/274-5961
     jodell1@hallmarkcards.com

 PAUL FITZPATRICK NAMED EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER OF
                              CROWN MEDIA HOLDINGS

STUDIO CITY, Calif.--Oct. 10, 2001-- Executive Also Retains Responsibility of Overseeing Distribution Activities for Hallmark Channel U.S.

Paul FitzPatrick has been named executive vice president and chief operating officer of Crown Media Holdings, Inc. CRWN, it was announced today by David Evans, president and chief executive officer of the company.

Mr. FitzPatrick, who most recently was chief operating officer of Crown Media United States, LLC, which operates the Hallmark Channel throughout the country, replaces Lana Corbi, who last month was named president and chief executive officer of Crown Media United States, LLC. In his role, Mr. FitzPatrick will oversee the development and creation of new channels, business development, business affairs, human resources and network information systems worldwide on behalf of Crown Media Holdings.

Based in Crown Media Holdings' New York offices, Mr. FitzPatrick also will retain the responsibility as head of distribution for the Hallmark Channel U.S., which he formally joined in 2000. In this capacity, he will jointly report to Mr. Evans and Ms. Corbi.

Regarding the announcement, Mr. Evans stated, "Paul has played a major role in leading the team that has greatly increased Hallmark Channel's distribution throughout the U.S. His contributions to the success of the Hallmark Channel have resulted in a much stronger channel for operators, advertisers and viewers. I look forward to working with him on a more global level as we continue to build a robust cable network throughout the world."

Ms. Corbi added, "It's been a delight working with Paul over the past year. I am also pleased that he will be joining Crown Media Holdings, which will greatly benefit from his expertise to further establish the Hallmark brand globally. Paul has played a major role in growing the Hallmark Channel domestically and now that we've reached 40 million homes, his ongoing involvement assures that the channel will continue its rapid growth."

Prior to joining Hallmark Channel, Mr. FitzPatrick served as COO of the Golf Channel, the first single sports genre cable network, where he was responsible for overseeing programming, production and network operations, distribution, marketing, advertising sales and information systems. Before that, Mr. FitzPatrick was president and chief executive officer of NewsTalk Television, a company he founded in 1988 and launched in 1994. Certain assets of the channel were acquired by MSNBC in 1996.

Between 1991 and 1993, Mr. FitzPatrick was president and COO of The Weather Channel in Atlanta, Georgia, where he was instrumental in executing major changes in the network, including implementation of total quality management, branding strategies and new business ventures.

Previously, he was president and COO of the Washington, D.C.-based Cable Satellite Public Affairs Network (C-SPAN). While there, he was successful in renewing C-SPAN's affiliation agreements, developing its first comprehensive five-year business plan, and business and branding strategies as well as overseeing the launch of C-SPAN 2.

Moreover, Mr. FitzPatrick was chief operating officer of Titsch Publishing, Inc. from 1976 to 1983, during which his responsibilities included serving as editor-in-chief of the company's ten trade and consumer publications, including Cablevision and CED magazines. He also oversaw the startup and acquisition of six additional magazines and newspapers.

Prior to entering the cable sector, he was involved in politics for seven years, serving in the White House Office of Telecommunications and on the staffs of a U.S. Senator and a U.S. Representative. In addition, he worked for Colorado Governor John Vanderhoof and managed the 1976 Congressional campaign for Colorado's Second Congressional District.

Born in Australia, Mr. Fitzpatrick earned a Bachelor of Arts degree in Political Science from the College of the Holy Cross and a Masters of Science degree in Telecommunications from the University of Colorado.

Crown Media Holdings, Inc. CRWN owns and operates pay television channels dedicated to high quality, broad appeal entertainment programming. The company currently operates and distributes two cable channels: Hallmark Channel in the U.S. and Hallmark Channel in more than 100 international markets. The combined channels have almost 80 million subscribers worldwide. Significant investors in Crown Media Holdings include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., DIRECTV, Inc., VISN Management Corp., a for-profit subsidiary of the National Interfaith Cable Coalition, and J.P. Morgan Partners (BHCA), L.P.

Hallmark Channel is a 24-hour television network that provides high-quality, broad-appeal, entertainment programming to a national audience of nearly 40 million subscribers. The program service is distributed in the United States through 1,700 cable systems, DIRECTV (Channel 312) and EchoStar (DISH Channel
185) direct-to-home satellite services and C-Band dish owners across the country.

Contact Information:
For Crown Media:
Media:
The Lippin Group/LA
Les Eisner
323-965-1990
leisner@lippingroup.com
or
The Lippin Group/NY
Don Ciaramella
212-986-7080
don@lippingroup.com
or
Investor Relations:
Lippert/Heilshorn & Associates
Karen Pisciotta
212-838-3777
kpisciotta@lhai.com
or
For The Hallmark Channel:
The Hallmark Channel
Mark Kern
818-755-2626
MarkKern@hallmarkchannel.com

FOR IMMEDIATE RELEASE                 Contact:   Mark J. Kern, 818.755.2626
October 15, 2001                                 Elizabeth Hillman, 818.755.2643

              HALLMARK CHANNEL U.S. CONTINUES DISTRIBUTION MOMENTUM
                    AS NETWORK REACHES 40 MILLION SUBSCRIBERS
               WITH ADDITION OF 1.4 MILLION NEW CHARTER CUSTOMERS;
                             55% YEAR-TO-YEAR GROWTH


        Hallmark Channel U.S. continues its distribution momentum with the addition this month of 1.4 million new Charter Communications customers throughout the eastern United States. The additions bring the subscriber base of the channel to 40 million and cap a 12-month period during which Hallmark Channel added close to 15 million subscribers to its distribution, an increase of 55+ percent.

        Announcement of the new launches with Charter Communications was made by Ron Garfield, Senior Vice President, Network Distribution and Service, Hallmark Channel and Patty McCaskill, Vice President, Programming & Pay Per View, Charter Communications. Hallmark Channel will now be available to customers of Charter Communications systems throughout the company's Eastern Division, including Alabama, Connecticut, Georgia, Kentucky, Louisiana, Massachusetts and Tennessee.

        "Charter has been incredibly supportive of the Hallmark brand," said Mr. Garfield. "We are very excited that this support translates into a substantial number of Charter customers having the opportunity to now view the Hallmark Channel."

        Ms. McCaskill said, "Charter Communications serves customers in more than 40 states nationally. We feel strongly that the Hallmark Channel is the kind of product our customers would enjoy. With a brand as strong and recognizable as Hallmark, Charter Communications can provide its customers with high-caliber content that appeals to the entire family."

        Hallmark Channel is a 24-hour television network that provides high quality, broad-appeal, entertainment programming that is family-friendly to a national audience of 40 million subscribers. The program service is distributed through 1,700 cable systems, DirecTV (Channel 312) and EchoStar (DISH Channel
185) direct-to-home satellite services and C-Band dish owners across the country. Crown Media Holdings, Inc. (NASDAQ NM: CRWN) owns and operates the Hallmark Channel which, in addition to the U.S., is distributed worldwide to 100 international markets. The combined channels reach 80 million subscribers globally.

           CROWN MEDIA HOLDINGS TO CONSOLIDATE WORLDWIDE ORGANIZATION

GREENWOOD VILLAGE, Colo.--(BUSINESS WIRE)--Oct. 25, 2001-- Initiative to Integrate Domestic and International Efforts, Strengthening Global Hallmark Channel Brand

Crown Media Holdings, Inc. CRWN today announced that it is consolidating its worldwide organization to capitalize on opportunities for operating efficiencies within its worldwide divisions and to strengthen the global Hallmark Channel brand.

The reorganization will create a seamless organization with enhanced communication flow between all divisions. The revised structure will, among other things, allow Crown Media Holdings to execute a regionalized marketing structure worldwide while consolidating its staff.

David Evans, president and chief executive officer of Crown Media Holdings, said, "This reorganization of our domestic and international operations is an inevitable step in the evolution of our business. As a global channel televised in more than 100 countries, it is increasingly important for us to create an efficient and effective structure. At the same time, particularly in today's economic environment, it is prudent for us to capitalize on the economies of scale available in a global brand. Some staff reductions will result, which is always difficult."

In order to achieve these objectives, Crown Media Holdings has reorganized its staff, particularly in marketing, finance and administrative operations, with the intent to create a stronger unit with much more efficient mechanisms in the United States and abroad to operate its channels. With the increased regional input provided under this structure, the company expects to further build the global Hallmark Channel brand and be even more sensitive to regional and local distribution and programming issues. The restructuring will result in a net reduction of approximately 15% of its global workforce, which will be achieved through a combination of attrition, contract expirations and layoffs.

About Crown Media Holdings, Inc.

Crown Media Holdings, Inc. owns and operates pay television channels dedicated to high quality, broad appeal, entertainment programming. The company currently operates and distributes the Hallmark Channel in the U.S. and more than 100 international markets. The combined channels have over 80 million subscribers worldwide. Significant investors in Crown Media Holdings include Hallmark Entertainment, Inc., a subsidiary of Hallmark Cards, Inc., Liberty Media Corp., DIRECTV, Inc., VISN Management Corp., a for-profit subsidiary of the National Interfaith Cable Coalition, Inc. and J.P. Morgan Partners (BHCA), L.P.

Forward-looking Statements

Statements contained in this press release may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: competition for distribution of channels, viewers, advertisers, and the acquisition of programming; fluctuations in the availability of programming; fluctuations in demand for the programming Crown Media airs on its channels; and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Risk Factors stated in the Company's 10-K Report for the year ended December 31, 2000 and 10-Q Report for the quarter ended June 30, 2001. Crown Media Holdings is not undertaking any obligation to release publicly any updates to any forward looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Contact Information:
Investor Relations:
Lippert/Heilshorn & Associates
Karen Pisciotta, 212/838-3777
kpisciotta@lhai.com
or
Media:
The Lippin Group/LA
Les Eisner, 323/965-1990
leisner@lippingroup.com
The Lippin Group/NY
Don Ciaramella, 212/986-7080
don@lippingroup.com